SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2025

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2025

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer

ambev

EARNINGS CALL

2Q25



This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in the earnings conference call of the second quarter of 2025 (2Q25). This presentation should not be considered as a complete document and should be analyzed together with the Company's quarterly information form (ITR) for the second quarter and the respective press release, both available on the U.S. Securities and Exchange Commission – SEC and the CVM websites. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein.

This presentation segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term "normalized" refers to performance measures EBITDA and Operating Profit before exceptional items and share of results of joint ventures and to performance measures Profit and EPS before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company's performance. Comparisons, unless otherwise stated, refer to the second quarter of 2024 (2Q24). Values in this release may not add up due to rounding.


STELLA ARTOIS
Budweiser
ZERO

2Q25 OPERATING PERFORMANCE HIGHLIGHTS


Budweiser
CLUB WORLD CUP 25
FIFA
#TRAZASBUDSPRACA

2Q25 HIGHLIGHTS

Stronger brands

2Q25 HIGHLIGHTS

- Stronger brands
- Revenue and cost management

ambev

2Q25 HIGHLIGHTS

- Stronger brands
- Revenue and cost management
- High single digit EBITDA growth with mg expansion

SOLID FIRST HALF

SOLID FIRST HALF

Improved Brands equity

SOLID FIRST HALF

- Improved Brands equity
- Resilient top line

SOLID FIRST HALF

- Improved Brands equity
- Resilient top line
- Double-digit EBITDA with mg expansion

SOLID FIRST HALF

- Improved Brands equity
- Resilient top line
- Double-digit EBITDA with mg expansion
- +6.5% EPS growth

ambev

SOLID FIRST HALF

- Improved Brands equity
- Resilient top line
- Double-digit EBITDA with mg expansion
- +6.5% EPS growth
- Resilient cash flow from operating activities

ambev

SOLID FIRST HALF

- Improved Brands equity
- Resilient top line
- Double-digit EBITDA with mg expansion
- +6.5% EPS growth
- Resilient cash flow from operating activities
- ~BRL 6.0 billion dividend declared YTD

GROWTH STRATEGY

ambev


1
LEAD AND GROW THE CATEGORY
2
DIGITIZE AND MONETIZE OUR ECOSYSTEM
3
OPTIMIZE OUR BUSINESS


1
LEAD AND GROW THE CATEGORY
2
DIGITIZE AND MONETIZE OUR ECOSYSTEM
3
OPTIMIZE OUR BUSINESS


3
OPTIMIZE OUR BUSINESS
1
LEAD AND GROW THE CATEGORY
2
DIGITIZE AND MONETIZE OUR ECOSYSTEM

Premium and Super Premium up low-teens



1
LEAD AND GROW THE CATEGORY
2
DIGITIZE AND MONETIZE OUR ECOSYSTEM
3
OPTIMIZE OUR BUSINESS

- **Premium and Super Premium up low-teens**
- **Balanced choices up low-twenties**


1
LEAD AND GROW THE CATEGORY
2
DIGITIZE AND MONETIZE OUR ECOSYSTEM
3
OPTIMIZE OUR BUSINESS

- Premium and Super Premium up low-teens
- Balanced choices up low-twenties
- Megabrands boosted by megaplatforms


1
LEAD AND GROW THE CATEGORY
2
DIGITIZE AND MONETIZE OUR ECOSYSTEM
3
OPTIMIZE OUR BUSINESS

- Premium and Super Premium up low-teens
- Balanced choices up low-twenties
- Megabrands boosted by megaplatforms
- Core segment declined with resilient equity

ambev


3
OPTIMIZE OUR BUSINESS
1
LEAD AND GROW THE CATEGORY
2
DIGITIZE AND MONETIZE OUR ECOSYSTEM

ambev



3
OPTIMIZE OUR BUSINESS
1
LEAD AND GROW THE CATEGORY
2
DIGITIZE AND MONETIZE OUR ECOSYSTEM

- Bees Marketplace GMV up nineties, led by 3P partnerships
- BRL 7.4 billion annualized GMV

ambev


3
OPTIMIZE OUR BUSINESS
1
LEAD AND GROW THE CATEGORY
2
DIGITIZE AND MONETIZE OUR ECOSYSTEM

- Bees Marketplace GMV up nineties, led by 3P partnerships
- BRL 7.4 billion annualized GMV

- Zé Delivery GMV +7%
- +11% average order value

STRENGTHENING THE CORE, BEYOND WHAT IS VISIBLE EXTERNALLY

ambev

STRENGTHENING THE CORE, BEYOND WHAT IS VISIBLE EXTERNALLY

~40min/week customer engagement


BEES
BEES

STRENGTHENING THE CORE, BEYOND WHAT IS VISIBLE EXTERNALLY

- ~40min/week customer engagement
- BDRs focus from sell-in to sell-out



BEES
BEES

ambev

STRENGTHENING THE CORE, BEYOND WHAT IS VISIBLE EXTERNALLY

- ~40min/week customer engagement
- BDRs focus from sell-in to sell-out
- +3.4% SKUs/POC this year


BEES
BEES

STRENGTHENING THE CORE, BEYOND WHAT IS VISIBLE EXTERNALLY

- ~40min/week customer engagement
- BDRs focus from sell-in to sell-out
- +3.4% SKUs/POC this year
- Revenue management efficiencies


BEES
BEES

ambev

STRENGTHENING THE CORE, BEYOND WHAT IS VISIBLE EXTERNALLY

- ~40min/week customer engagement
- BDRs focus from sell-in to sell-out
- +3.4% SKUs/POC this year
- Revenue management efficiencies
- All-time high NPS

ambev


DIGITIZE AND MONETIZE OUR ECOSYSTEM

STRENGTHENING THE CORE, BEYOND WHAT IS VISIBLE EXTERNALLY

~80% of buyers are Gen Z LDA & millennials



ambev

STRENGTHENING THE CORE, BEYOND WHAT IS VISIBLE EXTERNALLY

- ~80% of buyers are Gen Z LDA & millennials
- +47% beer purchase frequency vs category average



STRENGTHENING THE CORE, BEYOND WHAT IS VISIBLE EXTERNALLY

- ~80% of buyers are Gen Z LDA & millennials
- +47% beer purchase frequency vs category average
- Premium & Balanced Choices with higher mix and momentum




3
OPTIMIZE OUR BUSINESS
1
LEAD AND GROW THE CATEGORY
2
DIGITIZE AND MONETIZE OUR ECOSYSTEM

ambev


3
OPTIMIZE OUR BUSINESS
1
LEAD AND GROW THE CATEGORY
2
DIGITIZE AND MONETIZE OUR ECOSYSTEM

More than offset non-commodity inflation


3
OPTIMIZE OUR BUSINESS
1
LEAD AND GROW THE CATEGORY
2
DIGITIZE AND MONETIZE OUR ECOSYSTEM

- More than offset non-commodity inflation
- SG&A savings in distribution


3
OPTIMIZE OUR BUSINESS
1
LEAD AND GROW THE CATEGORY
2
DIGITIZE AND MONETIZE OUR ECOSYSTEM

- More than offset non-commodity inflation
- SG&A savings in distribution
- 2.2x Operational leverage

AMBEV GEOGRAPHIC FOOTPRINT

ambev

■ EBITDA
■ EBITDA Mg



CANADA
10% EBITDA contribution[1]

	2Q25	YTD25
EBITDA	+4.4%	+7.2%
EBITDA Mg	+40 bps	+160 bps

CAC
17% EBITDA contribution[1]

	2Q25	YTD25
EBITDA	+5.9%	+3.7%
EBITDA Mg	+290 bps	+200 bps

BRAZIL BEER
48% EBITDA contribution[1]

	2Q25	YTD25
EBITDA	+2.7%	+7.0%
EBITDA Mg	+190 bps	+230 bps

LAS
16% EBITDA contribution[1]

	2Q25	YTD25
EBITDA	+42.8%	+31.5%
EBITDA Mg	+270 bps	+210 bps

BRAZIL NAB
9% EBITDA contribution[1]

	2Q25	YTD25
EBITDA	+0.9%	+4.9%
EBITDA Mg	-150 bps	-110 bps

Note:
[1]YTD Percentage EBITDA contribution


Corona
Extra
330 ml
LA CERVEZA MAS FINA

ambev

BU BRAZIL BEER

Volume -8.9% | NR/hl[1] +6.2%

- Volumes mostly weather-driven
- Improved brand equity, softening the market share
- Premium & Super premium up mid-teens
- Above core ~30% mix
- Core segment down by low teens
- Balanced choices portfolio up high twenties

Note:
[1] Excluding non-Ambev marketplace products

ambev

VOLUME MIX

FROM 1.4% TO 2.5%




BRAHMA 0.0%
ZERO ÁLCOOL
Budweiser
ZERO
Corona Cero
SUNBREW
RICA EM VITAMINA D
STELLA ARTOIS
PURE GOLD
MENOS CALORIAS
SEM GLÚTEN
Michelob
ULTRA

BU BRAZIL NAB

Volume +0.2% | NR/hl +6.5%


ORIGINAL DO BRASIL
Guaraná
ANTARCTICA
zero
NOVO SABOR

- Healthy net revenue per hectoliter
- Brands showed resilience
- Estimated market share gains[1]
- No-sugar CSD up 30%

Notes:
[1] According to our estimates



ambev

BU LAS

Volume +2.9% | NR/hl[1] +19.4%

Argentina

- Beer volumes sequentially better and returning to growth
- Premium up double digits
- Improved megabrands brand health

Note:
[1]Excluding non-Ambev marketplace products


Presidente

ambev

BU CAC

Volume -4.4% | NR/hl[1] +3.3%

Dominican Republic

- Consumption environment sequentially better
- Estimated Share of Throat gains[2]
- Brands remain healthy

Notes:
[1] Excluding non-Ambev marketplace products
[2] According to our estimates


Michelob
ULTRA
SUPERIOR LIGHT BEER
90 CALORIES
Michelob
ULTRA
SUPERIOR LIGHT BEER

ambev

BU CANADA

Volume +0.8% | NR/hl[1] +2.0%

- Ontario route-to-market expansion
- Non-alcoholic beer up mid-teens
- Estimated share of Throat and market share gains[2]
- Best 2Q EBITDA growth

Notes:
[1] Excluding non-Ambev marketplace products
[2] According to our estimates

FINANCIAL PERFORMANCE



STELLA ARTOIS
PURE GOLD
STELLA ARTOIS
PURE GOLD
MENOS CALORIAS*
SEM GLÚTEN
CERVEJA PURO MALTE

1. COST AND EXPENSES MANAGEMENT

2. NET INCOME

3. CASH FLOW GENERATION

TRANSITION QUARTER

- Act on what we can control
- Disciplined resource allocation
- Proactive cost management
- Targeted SG&A initiatives

COST AND EXPENSES INITIATIVES

ambev

2Q 2025



45%
55%
CASH COGS
FX and commodities
Where we can act



-10%
SKU
2024
SKU
2025

NORMALIZED NET INCOME



(BRL billion)
2Q 2025
+15%
2.46
0.34
0.02
-0.36
0.02
0.35
2.83
NORMALIZED NET INCOME Q2 2024
EBITDA
DEPRECIATION AND AMORTIZATION
NET FINANCE RESULTS
NON-RECURRING ITEMS
INCOME TAX EXPENSE
NORMALIZED NET INCOME Q2 2025

ambev

NORMALIZED NET INCOME



2Q 2025
FX Carry costs in Brazil
FX losses
Non-cash impact
2.46
0.34
0.02
-0.36
0.02
0.35
2.83
NORMALIZED NET INCOME Q2 2024
EBITDA
DEPRECIATION AND AMORTIZATION
NET FINANCE RESULTS
NON-RECURRING ITEMS
INCOME TAX EXPENSE
NORMALIZED NET INCOME Q2 2025

NORMALIZED NET INCOME

ambev

(BRL billion)

2Q 2025

- Effective tax rate: 18.4% compared to 28.6% in 2Q24



2.46
0.34
0.02
-0.36
0.02
0.35
2.83
NORMALIZED NET INCOME Q2 2024
EBITDA
DEPRECIATION AND AMORTIZATION
NET FINANCE RESULTS
NON-RECURRING ITEMS
INCOME TAX EXPENSE
NORMALIZED NET INCOME Q2 2025

NORMALIZED NET INCOME

2Q 2025

- Non-recurrent: Withholding taxes from Labatt
- Income Tax exemption over VAT
- Country mix



2.46
0.34
0.02
-0.36
0.02
0.35
2.83
NORMALIZED NET INCOME Q2 2024
EBITDA
DEPRECIATION AND AMORTIZATION
NET FINANCE RESULTS
NON-RECURRING ITEMS
INCOME TAX EXPENSE
NORMALIZED NET INCOME Q2 2025

NORMALIZED NET INCOME

ambev


(BRL billion)
2Q 2025
+15%
2.46
0.34
0.02
-0.36
0.02
0.35
2.83
NORMALIZED NET INCOME Q2 2024
EBITDA
DEPRECIATION AND AMORTIZATION
NET FINANCE RESULTS
NON-RECURRING ITEMS
INCOME TAX EXPENSE
NORMALIZED NET INCOME Q2 2025

CASHFLOW

ambev


1H 2025
(BRL billion)
28.6
+4% YOY
4.3
-1.7
-12.8
-1.9
16.4
CASH & CASH EQUIVALENTS DEC'24
OPERATING
INVESTING
FINANCING
EXCHANGE RATES FLUCTUATIONS
CASH & CASH EQUIVALENTS JUN'25

CASHFLOW

ambev


1H 2025
(BRL billion)
+4% YOY
28.6
4.3
-1.7
-12.8
-1.9
16.4
CASH & CASH EQUIVALENTS DEC'24
OPERATING
INVESTING
FINANCING
EXCHANGE RATES FLUCTUATIONS
CASH & CASH EQUIVALENTS JUN'25


2Q 2025
(BRL billion)
-9.2% YOY
-10.9% YOY
+133% YOY
19.1
3.1
-1.0
-4.0
-0.8
16.4
CASH & CASH EQUIVALENTS MAR'25
OPERATING
INVESTING
FINANCING
EXCHANGE RATES FLUCTUATIONS
CASH & CASH EQUIVALENTS JUN'25

CASHFLOW

ambev


1H 2025
(BRL billion)
+4% YOY
28.6
4.3
-1.7
-12.8
-1.9
16.4
CASH & CASH EQUIVALENTS DEC'24
OPERATING
INVESTING
FINANCING
EXCHANGE RATES FLUCTUATIONS
CASH & CASH EQUIVALENTS JUN'25


2Q 2025
(BRL billion)
-9.2% YOY
-10.9% YOY
+133% YOY
19.1
3.1
-1.0
-4.0
-0.8
16.4
CASH & CASH EQUIVALENTS MAR'25
OPERATING
INVESTING
FINANCING
EXCHANGE RATES FLUCTUATIONS
CASH & CASH EQUIVALENTS JUN'25

CASHFLOW

ambev


1H 2025
(BRL billion)
+4% YOY
28.6
4.3
-1.7
-12.8
-1.9
16.4
CASH & CASH EQUIVALENTS DEC'24
OPERATING
INVESTING
FINANCING
EXCHANGE RATES FLUCTUATIONS
CASH & CASH EQUIVALENTS JUN'25


2Q 2025
(BRL billion)
-9.2% YOY
-10.9% YOY
+133% YOY
19.1
3.1
-1.0
-4.0
-0.8
16.4
CASH & CASH EQUIVALENTS MAR'25
OPERATING
INVESTING
FINANCING
EXCHANGE RATES FLUCTUATIONS
CASH & CASH EQUIVALENTS JUN'25

CASHFLOW


1H 2025
(BRL billion)
+4% YOY
28.6
4.3
-1.7
-12.8
-1.9
16.4
CASH & CASH EQUIVALENTS DEC'24
OPERATING
INVESTING
FINANCING
EXCHANGE RATES FLUCTUATIONS
CASH & CASH EQUIVALENTS JUN'25


2Q 2025
(BRL billion)
-9.2% YOY
-10.9% YOY
+133% YOY
19.1
3.1
-1.0
-4.0
-0.8
16.4
CASH & CASH EQUIVALENTS MAR'25
OPERATING
INVESTING
FINANCING
EXCHANGE RATES FLUCTUATIONS
CASH & CASH EQUIVALENTS JUN'25

ambev

FOCUS ON WHAT WE CONTROL TO DELIVER SUSTAINABLE VALUE CREATION

MISSION

1. NO DISRUPTION
2. KEEP MOMENTUM
3. GET STRONGER

MISSION

1. NO DISRUPTION ✓
2. KEEP MOMENTUM
3. GET STRONGER

MISSION

1. NO DISRUPTION ✓
2. KEEP MOMENTUM ✓
3. GET STRONGER

MISSION

1. NO DISRUPTION ✓
2. KEEP MOMENTUM ✓
3. GET STRONGER ✓

THANK YOU VERY MUCH


PARTNERS CONNECTION
TO A FUTURE WITH MORE CHEER
PARTNERS CONNECTION
2025
SOUTH AMERICA ZONE

Q&A


CLUB WORLD CUP 25
FIFA
USA
Budweise
OFFICIAL BEER OF THE FIFA
CLUB WORLD CUP 2025
ANHEUSER-BUSCH, INC


BRAHMA
BRAHMA
BRAHMA


Corona
Extra
Corona
Cero


STELLA ARTOIS
PURE GOLD
MENOS CALORIAS*
SEM GLÚTEN


ambev